Form N-SAR
                             Sub-Item 77C Attachment


                               ECLIPSE FUNDS INC.
                                    811-06175
                           For Period Ending 10/31/02

      (a) The date of the meeting and whether is was an annual or special meeting;

      Pursuant to notice, a special meeting (the "Special Meeting") of the shareholders of Eclipse EAFE Index Fund (the "Fund"), a series of Eclipse Funds Inc. (the "Company"), was held on Friday, June 28, 2002, at 11:00 a.m. at the offices of New York Life Investment Management LLC ("NYLIM"), NYLIM Center, 169 Lackawanna Avenue, Parsippany, New Jersey, in Room C-1-B.

      (c) Describe each matter voted upon at the meeting and state the number of affirmative votes and the number of negative votes cast with respect to each matter;

      The only order of business was for the shareholders of the Fund to consider whether to approve or disapprove a proposal to change the investment objective of the Fund in order to convert the Fund from a passively-managed index fund to an actively-managed fund. It is noted that at the April 18, 2002 meeting of the Board of Directors of the Company (the "Board"), the Board unanimously approved the proposal to convert the Fund into an actively-managed fund and voted to recommend approval for such proposal by the Fund's shareholders. It is also noted that at the April 18, 2002 meeting, the Board approved changing the name of the Fund to the "Eclipse International Broad Market Fund," provided that the shareholders approve the proposal at the Special Meeting, or at any adjournment thereof.

      It is further noted that at the Special Meeting of Shareholders held on June 28, 2002, shareholders approved the proposal to change the Fund's investment objective and to change the Fund's name to "Eclipse International Broad Market Fund" in order to more accurately reflect the Fund's revised investments and risks. Upon shareholder approval, the proposal to change the Fund's investment objective was effective as of July 1, 2002.

      The following is a summary that shows that the votes on the matter presented before the Special Meeting held on June 28, 2002, were cast as follows:

No-Load Class             Votes For           Votes Against     Votes Abstaining
-------------             ---------           -------------     ----------------
In Person                     0                     0                  0
By Proxy                  2,706,862              35,051             492,730
TOTAL                     2,706,862              35,051             492,730

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Service Class             Votes For           Votes Against     Votes Abstaining
-------------             ---------           -------------     ----------------
In Person                     0                     0                  0
By Proxy                    28,461                 486               6,508
TOTAL                       28,461                 486               6,508

All Shares                Votes For           Votes Against     Votes Abstaining
----------                ---------           -------------     ----------------
In Person                     0                     0                  0
By Proxy                  2,735,323              35,536             499,239
TOTAL                     2,735,323              35,536             499,239